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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*

                       NT Media Corp. of California, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   62940W 20 1
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                                 (CUSIP Number)

                                  Ali Moussavi
                             Chief Executive Officer
                               7800 Oceanus Drive
                              Los Angeles, CA 90046
                                 (323) 445-4833

                                   copies to:

                             Jennifer A. Post, Esq.
                         Law Office of Jennifer A. Post
                        340 North Camden Drive, Suite 302
                             Beverly Hills, CA 90210
                                 (310) 300-0887
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 2009
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 62940W 20 1
                                                               PAGE 2 OF 6 PAGES
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   1. Names of reporting persons

      Ali Moussavi
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   2. Check the appropriate box if a member of a group (see instructions)

      (a)  |_|
      (b)  |_|
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   3. SEC use only
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   4. Source of funds (see instructions)
      OO
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   5. Check if disclosure of legal proceedings is required pursuant to Items
      2(d) or 2(e) |_|
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   6. Citizenship or place of organization
      United States
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Number of       7. Sole voting power                10,000,000
shares          ----------------------------------------------------------------
beneficially    8. Shared voting power              0
owned by        ----------------------------------------------------------------
each            9. Sole dispositive power           10,000,000
reporting       ----------------------------------------------------------------
person with:    10. Shared dispositive power        0
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   11. Aggregate amount beneficially owned by each reporting person
            10,000,000
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   12. Check if the aggregate amount in row (11) excludes certain shares (see
       instructions) |_|
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   13. Percent of class represented by amount in row (11)
            30.9%
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   14. Type of reporting person (see instructions)
            HC, IN
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CUSIP NO. 62940W 20 1                                          PAGE 3 OF 6 PAGES



ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of NT Media Corp. of California, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 7800 Oceanus Drive, Los Angeles, CA 90046.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name: Ali Moussavi (the "Reporting Person")

         (b) Business address: 7800 Oceanus Drive, Los Angeles, CA 90046

         (c) The Reporting Person is the President, the Chief Executive Officer, the Acting Chief Financial Officer and a director of the Issuer. The Issuer's principal business is the development, production and distribution of programming for the entertainment industry, and its address is 7800 Oceanus Drive, Los Angeles, CA 90046.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not, as a result of any such proceeding, subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 27, 2009, the Issuer issued 10,000,000 shares of Common Stock to the Reporting Person. The consideration for such issuance was the conversion and in-full satisfaction of notes payable owed by the Issuer to the Reporting Person in the amount of $150,000.

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CUSIP NO. 62940W 20 1                                          PAGE 4 OF 6 PAGES



ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person agreed to accept the shares of Common Stock in lieu of cash payment of notes payable. The intention was to help alleviate the Issuer's balance sheet of that accrued liability.

The Reporting Person does not have at this time any specific plans that relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

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CUSIP NO. 62940W 20 1                                          PAGE 5 OF 6 PAGES



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) In the aggregate, the Reporting Person beneficially owns, as of August 31, 2009, 10,000,000 shares of the Issuer's Common Stock, representing approximately 30.9% of such class of securities. This percentage of beneficial ownership is based on a total of 32,316,856 shares of the Common Stock outstanding as of August 31, 2009.

         (b) The Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, 10,000,000 shares of the Issuer's Common Stock.

         (c) In the 60 days prior to the event that requires the filing of this statement, there were no transactions in shares of the Common Stock of the Issuer by the Reporting Person.

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,000,000 shares of Common Stock reported hereby.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                            [SIGNATURE PAGE FOLLOWS]


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CUSIP NO. 62940W 20 1                                          PAGE 6 OF 6 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     Date:  September 1, 2009


                                                     By:    /s/ Ali Moussavi
                                                            --------------------
                                                            Ali Moussavi